EXHIBIT G

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT
BETWEEN
GSC INVESTMENT LLC AND
GSCP (NJ), L.P.

     Agreement made this [      ] day of January 2007, by and between GSC Investment LLC, a Maryland limited liability company (the “Company”), and GSCP (NJ), L.P., a Delaware limited partnership (the “Investment Adviser”).

     WHEREAS, the Company is a newly organized limited liability company that expects to merge (the “Merger Transaction”) with and into GSC Investment Corp., a Maryland corporation (the “Corporation”) that in turn expects to file an election to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and to elect to be taxable as a regulated investment company (“RIC”) commencing with its taxable year ending December 31, 2007. Unless the context otherwise requires, references to the “Company” included herein shall mean both GSC Investment LLC prior to the closing of the Merger Transaction and GSC Investment Corp. on or after such closing.

     WHEREAS, the Investment Adviser is an investment adviser that has registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and, with certain of its affiliates, does business as GSC Group; and

     WHEREAS, the Company desires to retain the Investment Adviser to furnish investment advisory services to the Company on the terms and conditions hereinafter set forth, and the Investment Adviser wishes to be retained to provide such services.

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

     1. Duties of the Investment Adviser.

     (a) The Company hereby employs the Investment Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the board of directors of the Company (the “Board”), for the period and upon the terms herein set forth,

     (i) in accordance with the investment objectives, policies and restrictions that are determined by the Board from time to time and disclosed to the Investment Adviser, which objectives, policies and restrictions shall initially be those set forth in the Company’s preliminary Prospectus dated [ ], 2007, as may be amended, supplemented or modified by the final Prospectus, relating to its initial public offering of its common stock,

     (ii) in accordance with the Investment Company Act,

     (iii) during the term of this Agreement in accordance with all other applicable federal and state laws, rules and regulations, and the Company’s operating agreement, or charter and by-laws, as applicable, and

     (iv) following the Merger Transaction, in accordance with the RIC rules (within the meaning of Section 851(a) of the Internal Revenue Code of 1986, as amended).

     Without limiting the generality of the foregoing, the Investment Adviser shall, during the term and subject to the provisions of this Agreement,

     (i) determine the composition of the portfolio of the Company, the nature and timing of the changes therein and the manner of implementing such changes;

     (ii) identify, evaluate and negotiate the structure of the investments made by the Company;

     (iii) close and monitor the Company’s investments;

     (iv) determine the securities and other assets that the Company will purchase, retain, or sell;

     (v) perform due diligence on prospective portfolio companies;

     (vi) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds; and

     (vii) notify the Company of any admission or removal of a general partner of the Investment Adviser within a reasonable amount of time after such admission or removal.

     The Investment Adviser shall have the power and authority on behalf of the Company to effectuate investment decisions for the Company, including the execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to incur debt financing, the Investment Adviser will arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board. If it is necessary for the Investment Adviser to make investments on behalf of the Company through a special purpose vehicle, the Investment Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle in accordance with the Investment Company Act.

     (b) The Investment Adviser hereby accepts such engagement and agrees during the term hereof to render the services described herein for the compensation provided herein.

     (c) Subject to the requirements of the Investment Company Act, the Investment Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Investment Adviser may obtain the services of the Sub-Adviser(s) to assist the Investment Adviser in providing the investment advisory services required to be provided by the Investment Adviser under Section 1(a) of this Agreement. Specifically, the Investment Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Company’s investment objectives and policies, and work, along with the Investment Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Company, subject to the oversight of the Investment Adviser and the Company. The Investment Adviser, and not the Company, shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Investment Adviser shall be in accordance with the requirements of the Investment Company Act and other applicable federal and state law. Nothing in this subsection (c) will obligate the Investment Adviser to pay any expenses that are the expenses of the Company under Section 2.

     (d) The Investment Adviser and any Sub-Adviser shall for all purposes herein provided each be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

     (e) The Investment Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Company and shall specifically maintain all books and records with respect to the Company’s portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request. The Investment Adviser agrees that all records that it maintains for the Company are the property of the Company and will surrender promptly to the Company any such records upon the Company’s request, provided that the Investment Adviser may retain a copy of such records.

     2. Company’s Responsibilities and Expenses Payable by the Company. All investment professionals of the Investment Adviser and its staff, when and to the extent engaged in providing investment advisory services required to be provided by the Investment Adviser under Section 1(a), and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Investment Adviser and not by the Company. The Company will bear all costs and expenses of its operations and transactions, including those relating to:

  the Company’s organization;

  calculating the Company’s net asset value (including the cost and expenses of any independent valuation firm);

  expenses incurred by the Investment Adviser payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Company and in monitoring the Company’s investments and performing due diligence on its prospective portfolio companies;

  interest payable on debt, if any, incurred to finance the Company’s investments;

  offerings of the Company’s common shares and other securities;

  investment advisory and management fees;

  fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

  transfer agent and custodial fees;

  federal and state registration fees;

  all costs of registration and listing the Company’s common shares on any securities exchange;

  federal, state and local taxes;

  independent directors’ fees and expenses;

  costs of preparing and filing reports or other documents required by governmental bodies (including the Securities and Exchange Commission (the “SEC”));

  costs of any reports, proxy statements or other notices to common shareholders including printing costs;

  the Company’s allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

  direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and

  administration fees and all other expenses incurred by the Company or, if applicable, the Administrator in connection with administering the Company’s business (including payments under the administration agreement to be entered into by the Company and the Investment Adviser (the “Administration Agreement”) based upon the Company’s allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of the Company’s officers and their respective staffs (including travel expenses)).

     3. Compensation of the Investment Adviser. The Company agrees to pay, and the Investment Adviser agrees to accept, as compensation for the services provided by the Investment Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Company shall make any payments due hereunder to the Investment Adviser or to the Investment Adviser’s designee as the Investment Adviser may otherwise direct. To the extent permitted by applicable law and provided the Company is permitted to deduct any accrued but unpaid fees, the Investment Adviser may elect, or the Company may adopt a deferred compensation plan pursuant to which the Investment Adviser may elect, to defer all or a portion of its fees hereunder for a specified period of time.

     (a) The Base Management Fee shall be 1.75% per annum of the Company’s total assets (other than cash or cash equivalents but including assets purchased with borrowed funds). For services rendered during the period commencing from January [ ], 20071 (the “Commencement Date”), through and including March 31, 2007, the Base Management Fee will be payable on March 31, 2007. For services rendered after such time, the Base Management Fee will be payable quarterly in arrears. Until the Company has completed its first full calendar quarter of operations, the Base Management Fee will be calculated based on the initial value of the Company’s total assets after giving effect to the purchase of the portfolio assets (the “Portfolio”) as contemplated by the Portfolio Acquisition Agreement, dated as of January [ ], 2007, by and between the Company and GSC Partners CDO Fund III, Limited (other than cash or cash equivalents but including assets purchased with borrowed funds). Subsequently, the Base Management Fee will be calculated at the end of each calendar quarter based on the average value of the Company’s total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) as of the end of such calendar quarter and the immediate prior calendar quarter. Base Management Fees for any partial month or quarter will be appropriately pro rated.

     (b) The Incentive Fee shall consist of two parts, as follows:

     (i) One part will be calculated and payable quarterly in arrears based on the Pre-Incentive Fee net investment income for the quarter. “Pre-Incentive Fee net investment income” means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial and consulting fees or other fees that the Company receives from portfolio companies) accrued by the Company during the calendar quarter, minus the Company’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee).

     Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that has not yet been received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

1 This is the date of closing of the IPO.

     Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less liabilities) at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.875% per quarter (7.5% annualized). The Company will pay the Investment Adviser an Incentive Fee with respect to the Company’s pre-Incentive Fee net investment income in each calendar quarter as follows:

     (A) no Incentive Fee in any calendar quarter in which the Company’s pre-Incentive Fee net investment income does not exceed the hurdle rate; and

     (B) 20% of the amount of the Company’s pre-Incentive Fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized).

     These calculations will be appropriately pro rated for any period of less than three months.

     (ii) The second part of the Incentive Fee (the “Capital Gains Fee”) will be determined and payable as of the end of each calendar year (or upon termination of this Agreement as set forth below), commencing with the calendar year ending on December 31, 2007, and is calculated at the end of each applicable year by subtracting (1) the sum of the Company’s cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (2) the Company’s cumulative aggregate realized capital gains, in each case calculated from the Commencement Date. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20.0% of such amount, less the cumulative aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year. If this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a Capital Gains Fee.

For purposes of this Section 3(b)(ii):

The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.

The cumulative aggregate realized capital losses are calculated as the sum of the differences, if negative, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.

The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company’s portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

     (iii) Payment of any Incentive Fee otherwise earned by the Investment Adviser shall be deferred (“Deferred Incentive Fees”) if, during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made, the sum of (a) the Company’s aggregate distributions to its shareholders and (b) the change in the Company’s net assets (before taking into account any Incentive Fees payable during that period) is less than 7.5% of the Company’s net assets at the beginning of such period. These calculations will be appropriately pro rated for the first three calendar quarters after the date of this Agreement and adjusted for any share issuances or repurchases during the relevant period. Such Deferred Incentive Fees shall become payable on the next date on which such test has been satisfied for the most recent four full calendar quarters.

     4. Covenants of the Investment Adviser. The Investment Adviser represents that it is registered as an investment adviser under the Advisers Act and agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

     5. Excess Brokerage Commissions. The Investment Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Investment Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and constitutes the best net results for the Company.

     6. Limitations on the Employment of the Investment Adviser. The services of the Investment Adviser to the Company are not exclusive, and the Investment Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Company, and nothing in this Agreement shall limit or restrict the right of any member, manager, partner, officer or employee of the Investment Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Investment Adviser shall be the only investment adviser for the Company, subject to the Investment Adviser’s right to enter into sub-advisory agreements. The Investment Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees or shareholders of the Company are or may become interested in the Investment Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Investment Adviser and directors, officers, employees, partners, stockholders, members and managers of the Investment Adviser and its affiliates are or may become similarly interested in the Company as shareholders or otherwise.

     7. Responsibility of Dual Directors, Officers and/or Employees. If any person who is a member, manager, partner, officer or employee of the Investment Adviser or the Administrator is or becomes a director, officer and/or employee of the Company and acts as such in any business of the Company, then such member, manager, partner, officer and/or employee of the Investment Adviser or the Administrator shall be deemed to be acting in such capacity solely for the Company, and not as a member, manager, partner, officer or employee of the Investment Adviser or the Administrator or under the control or direction of the Investment Adviser or the Administrator, even if paid by the Investment Adviser or the Administrator.

     8. Limitation of Liability of the Investment Adviser; Indemnification. The Investment Adviser, its partners and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person affiliated with any of them (collectively, the “Indemnified Parties”), shall not be liable to the Company for any action taken or omitted to be taken by the Investment Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Company, except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services and except to the extent such action or omission constitutes gross negligence, willful misfeasance, bad faith or reckless disregard of its duties and obligations under this Agreement. The Company shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Investment Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Company. Notwithstanding the foregoing provisions of this Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against, or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of any Indemnified Party’s duties or by reason of the reckless disregard of the Investment Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder). For the avoidance of doubt, none of the Indemnified Parties will be liable for trade errors, such as errors in the investment decision-making process (e.g., a transaction was effected in violation of the Company’s investment guidelines) or in the trade process (e.g., a buy order was entered instead of a sell order, or the wrong security was purchased or sold, or a security was purchased or sold in an amount or at a price other than the correct amount or price), other than those trade errors resulting from an Indemnified Party’s gross negligence, willful misfeasance, bad faith or reckless disregard of its duties and obligations under this Agreement.

     9. Effectiveness, Duration and Termination of Agreement.

     (a) This Agreement shall become effective as of the first date above written. This Agreement shall remain in effect for two years after such date, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by

     (i) the vote of the Board, or by the vote of shareholders holding a majority of the outstanding voting securities of the Company, and

     (ii) the vote of a majority of the Company’s Directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any party to this Agreement, in accordance with the requirements of the Investment Company Act.

     (b) This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of shareholders holding a majority of the outstanding voting securities of the Company, or by the vote of the Company’s Directors or by the Investment Adviser.

     (c) This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act); provided that the parties hereto acknowledge and agree that this Agreement will not terminate when, in connection with the closing of the Merger Transaction, the Corporation automatically becomes a party to this Agreement and assumes the obligations of the Company hereunder.

     (d) The provisions of Section 8 of this Agreement shall remain in full force and effect, and the Investment Adviser and the other Indemnified Parties shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Investment Adviser shall be entitled to any amounts owed under Section 3 through the date of termination or expiration.

     10. Assignment. The rights and obligations of the Investment Adviser under this Agreement shall not be assigned by the Investment Adviser without (i) the prior written consent of the Company and (ii) the prior written consent of the majority of the outstanding voting securities of the Company; provided, however, that the Investment Adviser may assign its obligations under this Agreement to an affiliate of the Investment Adviser without obtaining the consents specified in the preceding clauses (i) and (ii), so long as such assignment does not constitute an “assignment” under the Investment Company Act or the Advisers Act. Upon any such assignment, the assignee shall execute and deliver to the Company a counterpart of this Agreement naming such assignee as Investment Adviser. Upon the execution and delivery of such a counterpart by the assignee, the Investment Adviser shall be released from further obligation pursuant to this Agreement, except with respect to its obligations arising under this Agreement prior to surviving such a termination. The Investment Adviser acknowledges and agrees that upon the closing of the Merger Transaction, the Corporation shall automatically become a party to this Agreement and assume the rights and obligations of the Company hereunder.

     11. Amendments of this Agreement. This Agreement may not be amended or modified except by an instrument in writing signed by all parties hereto, but the consent of the Company must be obtained in conformity with the requirements of the Investment Company Act.

     12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b), and the applicable provisions of the Investment Company Act, if any. To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, if any, the latter shall control. The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

     13. No Waiver. The failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by all parties hereto.

     14. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

     15. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     16. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original instrument and all of which taken together shall constitute one and the same agreement.

     17. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their respective principal executive office addresses, c/o Chief Financial Officer.

     18. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to such subject matter.

     19. Certain Matters of Construction.

     (a) The words “hereof”, “herein”, “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

     (b) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

     (c) The word “including” shall mean including without limitation.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

GSC INVESTMENT LLC

By:

Name:
Title:

GSCP (NJ), L.P.

By:	GSCP (NJ), Inc., its General Partner

By:

Name:
Title: